Exhibit 6(t)(xxi)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your CREF Immediate Unit-Annuity Certificate

Effective Date: [Attached at issue / Specific Date]

This endorsement is part of your certificate with CREF. Please read this endorsement and attach it to your certificate.

Your certificate is modified as follows:

Any references to March 31 as the payment valuation date for the annual income change method is modified to refer to March 31, or if March 31 is not a business daythe prior business day. In addition, the effective date for all switches between income change methods will occur on March 31, or if March 31 is not a business daythe prior business day.

Your certificate is further modified as follows:

No transaction available to you under your certificate may be made effective on a day that is not a business day.

President and
Chief Executive Officer